FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of July 2007

Commission File Number: 1-07952

KYOCERA CORPORATION

6 Takeda Tobadono-cho, Fushimi-ku,

Kyoto 612-8501, Japan

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F        X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Registration S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                        No        X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

KYOCERA CORPORATION

/s/ Akihiko Toyotani
Akihiko Toyotani
General Manager of Finance Division

Date: July 10, 2007

Information furnished on this form:

EXHIBITS

Exhibit Number

1. Kyocera and Kennametal Agree on Alliance

[Translation]

July 10, 2007

Name of Company Listed:	Kyocera Corporation

Name of Representative:	Makoto Kawamura, President and Director

(Code number: 6971; First Section of the Tokyo Stock Exchange; First Section of the Osaka Securities Exchange)

Person for Inquiry:	Akihiko Toyotani
General Manager, Finance Division
(Tel: 075-604-3500)

Kyocera and Kennametal Agree on Alliance

Kyocera Corporation (Headquarters: Kyoto, Japan; President: Makoto Kawamura) (“Kyocera”) today announced that it has executed a mutual product supply agreement with Kennametal Inc., (Headquarters: Pennsylvania,, U.S.A.; President and CEO; Carlos M. Cardoso) (“Kennametal”), a manufacturer of metal cutting tools. Pursuant to the agreement, the parties will engage in mutual supply of products and business collaboration in sales and marketing.

The agreement is designed to complement the existing product lines of each company on a worldwide basis. Both Kennametal and Kyocera plan to increase sales of each others’ products throughout the world. Additionally, each company will continue to sell its own products through its established channels.

Kyocera believes that the business collaboration under this agreement will enable each company to leverage the strength of the other in different geographical regions. By adding complementary advanced cutting tools from Kennametal, such as solid endmills, holemaking tools, and milling products, Kyocera will strengthen its product lines and further establish itself as a global player.

For Kennametal, this agreement is in line with its growth strategies. It presents both companies with the opportunity to offer more products, reduce costs and increase each other’s production efficiencies. Most importantly ability to mutually complement and enhance product lines will enable Kennametal to offer the best possible service to customers.

Through this agreement, Kyocera is promoting further and continuing growth of its businesses.